United States securities and exchange commission logo





                 June 10, 2021

       David Lesser
       Chairman and Chief Executive Officer
       Power REIT
       301 Winding Road
       Old Bethpage, New York 11804

                                                        Re: Power REIT
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2021
                                                            File No. 333-256826

       Dear Mr. Lesser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Patrick J. Egan